UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to             .
Commission File Number 333-51854 and 333-179494
For the fiscal years ended December 31, 2015 and 2014

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Kansas City Southern 401(k) and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Kansas City Southern
427 West 12th Street
Kansas City, Missouri 64105-1804

KANSAS CITY SOUTHERN 401 (k) AND PROFIT SHARING PLAN

Page

Reports of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014	3
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2015 and 2014	4
Notes to Financial Statements	5
Supplemental Schedules:
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2015	13
Signatures	14
Exhibits:
Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm
Exhibit 23.2 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
To the Plan Administrator of the
Kansas City Southern 401(k) and Profit Sharing Plan
Kansas City, Missouri

We have audited the accompanying statements of net assets available for benefits of the Kansas City Southern 401(k) and Profit Sharing Plan (the Plan) as of December 31, 2015, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Kansas City Southern 401(k) and Profit Sharing Plan as of December 31, 2015, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Kansas City Southern 401(k) and Profit Sharing Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Brown Smith Wallace, LLP
St. Louis, Missouri
May 23, 2016

Report of Independent Registered Public Accounting Firm
To the Plan Administrator of
Kansas City Southern 401(k) and Profit Sharing Plan
Kansas City, Missouri

We have audited the accompanying statement of net assets available for benefits of the Kansas City Southern 401(k) and Profit Sharing Plan as of December 31, 2014 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Kansas City Southern 401(k) and Profit Sharing Plan as of December 31, 2014 and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ RSM US LLP
Kansas City, Missouri
May 27, 2015

KANSAS CITY SOUTHERN
401(k) AND PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014
Assets:
Investments, at fair value:
Common stock of Kansas City Southern	$20,629,974	$41,020,304
Common stock of Janus Capital Group	2,596,366	3,557,987
Mutual funds	88,718,960	86,389,250
Self-directed brokerage investments	513,633	179,712
Total investments	112,458,933	131,147,253

Company contributions receivable	188,532	182,699
Investment trades receivable	13,982	90,741
Total assets	112,661,447	131,420,693

Liabilities:
Excess contributions due to participants	—	3,492
Total liabilities	—	3,492
Net assets available for benefits	$112,661,447	$131,417,201
See accompanying notes to financial statements.

KANSAS CITY SOUTHERN
401(k) AND PROFIT SHARING PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2015 and 2014

	2015	2014
Additions:
Investment income (loss):
Interest and dividends	$4,564,686	$6,426,836
Net depreciation in fair value of investments	(18,300,080)	(967,127)
Total investment income (loss)	(13,735,394)	5,459,709
Contributions:
Participant	5,330,012	4,898,095
Company	2,891,476	2,678,722
Rollover	413,365	452,193
Total contributions	8,634,853	8,029,010
Total additions (reductions)	(5,100,541)	13,488,719

Deductions:
Fees and expenses	(25,519)	(51,781)
Benefits paid	(13,629,694)	(8,813,646)
Total deductions	(13,655,213)	(8,865,427)
Increase (decrease) in net assets available for benefits	(18,755,754)	4,623,292
Net assets available for benefits:
Beginning of year	131,417,201	126,793,909
End of year	$112,661,447	$131,417,201

See accompanying notes to financial statements.

KANSAS CITY SOUTHERN 401(k) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2015 and 2014

(1)	Description of the Plan
The following description of the Kansas City Southern 401(k) and Profit Sharing Plan (the “Plan”) is provided for general informational purposes only. More complete information regarding the Plan's provisions may be found in the Plan document. Kansas City Southern (“KCS”) is the formal Plan sponsor.

(a)	General
The Plan is a participant-directed, defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan allows participants to designate their own elective contributions as either pre-tax contributions or Roth contributions.
The Plan includes four separate benefit components:

(i)
provisions applicable to employees who are not members of a collective bargaining unit and who are employees of KCS or any other affiliated employer who, with written consent of KCS, adopts the Plan (the “KCS Participants”);

(ii)
provisions applicable to employees of The Kansas City Southern Railway Company (“KCSR”), who are members of one of the following collective bargaining units with the former Midsouth Rail Corporation (the “Midsouth Rail Union Participants”): Brotherhood of Locomotive Engineers, Brotherhood of Maintenance of Way Employees, Brotherhood of Railway Carmen, Brotherhood of Railroad Signalmen, International Association of Machinists and Aerospace Workers, International Brotherhood of Electrical Workers, or United Transportation Union (collectively the “Midsouth Collective Bargaining Units”);

(iii)
provisions applicable to employees of KCSR who are members of one of the following collective bargaining units (the “Railway Union Participants”): American Train Dispatchers Association, Brotherhood of Railway Carmen-Division of Transportation Communications International Union, Brotherhood of Railroad Signalmen, The American Railway and Airway Supervisors Association-Division of Transportation Communications International Union, Transportation Communications International Union Clerks, or National Conference of Firemen & Oilers (collectively the “Railway Collective Bargaining Units”); and

(iv)
provisions applicable to union employees of KCSR, generally located from Kansas City to East St. Louis, who are members in a craft represented by one of the following organizations (the “Gateway Union Participants”): Brotherhood of Locomotive Engineers, Brotherhood of Maintenance of Way Employees, Brotherhood of Railroad Signalmen, International Brotherhood of Electrical Workers, International Association of Machinists and Aerospace Workers (collectively the “Gateway Collective Bargaining Units”).

All participants under the Plan are eligible to participate in the Plan beginning on the first day of each calendar month coincident with or immediately following the first day of employment. An employee classified as a seasonal employee or a temporary employee is allowed to participate in the Plan as a KCS Participant beginning on the first day of each calendar month coincident with or immediately following the date the participant has completed one year of service and a minimum of 1,000 hours of service.
A Midsouth Rail Union Participant who ends his or her membership in any of the Midsouth Collective Bargaining Units is no longer eligible to make elective deferrals or receive matching contributions. However, while still employed, such participant will continue to receive credit for vesting under the provisions of the Plan. Upon rejoining any of the Midsouth Collective Bargaining Units, such participant is then immediately eligible to participate in all future contributions, as set forth in the Plan.
A Railway Union Participant who ends his or her membership in any of the Railway Collective Bargaining Units is no longer eligible to make elective deferrals under the Plan but will remain vested in their elective contributions under the Plan.

KANSAS CITY SOUTHERN 401(k) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2015 and 2014

A Gateway Union Participant who ends his or her membership in any of the Gateway Collective Bargaining Units is no longer eligible to make elective deferrals or receive matching contributions under the Plan but will continue to be vested under the Plan.
The portion of the Plan's assets which is invested in KCS common stock constitutes an employee stock ownership plan and the remaining portion of the Plan's assets that are invested in assets other than KCS common stock constitutes a profit sharing plan.
Participants have the opportunity to elect to receive immediate payment of any dividends relating to the shares of KCS common stock credited to their Plan accounts. If a participant fails to elect to receive payment of his or her KCS common stock dividends by the deadline established by the Plan administrator, such dividends will be credited to a separate KCS dividend account under the Plan and invested in shares of KCS common stock, until such time the participant makes a different investment election. A participant's KCS dividend account is 100% vested at all times.
During 2014, the Plan was amended to allow participants to make rollover contributions into the Plan from amounts received from eligible individual retirement accounts maintained outside the Plan.

(b)	Plan Administration
The Advisory Committee, which is appointed by the Compensation and Organization Committee of KCS's Board of Directors, serves as the Plan administrator. Fidelity Management Trust Company serves as the Plan's trustee (the “Trustee”) and holds all investments of the Plan, except for the self-directed brokerage accounts, which are held by Fidelity Brokerage Services.

(c)	Contributions
Each year, participants may contribute a portion of their annual eligible compensation, as defined in the Plan document, not to exceed a specified dollar amount as determined by the Internal Revenue Code (IRC). Participants are eligible for matching contributions as follows:

(i)	For KCS Participants, a matching contribution equal to 100% of each participant's contribution up to 5% of the participant's eligible compensation.

(ii)	For Midsouth Rail Union Participants, a matching contribution equal to 100% of the first $500 of the participant's salary deferral contributions.

(iii)
For Railway Union Participants represented by The American Railway and Airway Supervisors Association - Division of Transportation Communications International Union (“ARASA Union Participants”), a matching contribution equal to 50% of the participant's salary deferral contributions, up to 6% of annual eligible compensation.

(iv)	For Gateway Union Participants, a matching contribution equal to 50% of the participant's salary deferral contributions, up to 6% of annual eligible compensation.
KCS Participants are also eligible to receive discretionary profit sharing contributions, which (if made) would be allocated among KCS Participants who have completed a minimum of 1,000 hours of service during the plan year. There were no discretionary profit sharing contributions made during 2015 or 2014.

KANSAS CITY SOUTHERN 401(k) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2015 and 2014

(d)	Investment options
Participants are solely responsible for directing the investment of contributions and existing account balances among the various funds offered by the Plan. In addition, effective November 17, 2014, Plan participants have the option to invest up to a maximum amount of 95% of their contributions and any matching contributions into a self-directed brokerage account. Effective January 1, 2015, the Plan was amended to suspend all future contributions into KCS common stock, except that the Plan will continue to allow the reinvestment of dividends into KCS common stock.

(e)	Vesting
All participants under the Plan are always fully vested in their own contributions plus actual earnings thereon. KCS Participants vest in their Company matching contributions and related investment earnings according to the following schedule:

Years of Service	Percent Vested
2	20%
3	40
4	60
5 or more	100
Midsouth Rail Union Participants vest in their Company matching contributions and related investment earnings according to the following schedule:

Years of Service	Percent Vested
1	20%
2	40
3	60
4	80
5	100
Gateway Union Participants and ARASA Union Participants are immediately vested in their Company matching contributions and related investment earnings.
In the event of termination of the Plan or upon a change of control of KCS (as defined by the Plan), all participants shall become fully vested.

(f)	Payment of Benefits
Distributions generally will be made in the event of retirement, death, disability or termination of service. A participant's normal retirement age is 65. The Plan also provides for in-service distribution at age 59 1/2 or older. Balances not exceeding $1,000 will be paid as soon as administratively practicable following the participant's separation from service. Balances exceeding $1,000 will be paid upon the distribution date elected by the participant, but in no event will payment commence later than April 1 of the calendar year following the later of the year in which the participant attains age 70 1/2 or the year of the participant's separation from service. On retirement, death, disability, or termination of service, a participant (or participant's beneficiary in the event of death) may elect to receive a lump-sum distribution equal to the participant's vested account balance, or, if the participant's vested account balance exceeds $5,000, in installments over a fixed period of time, not to exceed the life expectancy of the participant or the participant's beneficiary. In addition, hardship distributions are permitted if certain criteria are met.

KANSAS CITY SOUTHERN 401(k) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2015 and 2014

(g)	Participant Accounts
Each participant's account is credited with the participant's contribution, matching contribution where applicable, and an allocation of Plan earnings, net of investment expenses. Allocations are based on participant earnings or account balances, as set forth in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(h)	Administrative Expenses
Investment and recordkeeping expenses are generally paid by the Plan as long as Plan assets are sufficient to provide for such expenses. KCS may choose to pay some or all of the administrative expenses incurred by the Plan.

(i)	Voting Rights
Each participant is entitled to exercise voting rights attributable to the KCS common stock shares allocated to his or her accounts and is notified by the Trustee prior to the time that such rights are to be exercised. If the participant does not vote, the Trustee will vote participants' shares in the same proportion as the shares for which the Trustee has received instructions.

(j)	Forfeitures
Nonvested amounts forfeited by KCS Participants and Midsouth Rail Union Participants may be used to reduce employer contributions. Allocated forfeitures were $183,949 and $180,987 for the years ended December 31, 2015 and 2014, respectively. Outstanding forfeitures at December 31, 2015 and 2014 were $213,562 and $292,196, respectively.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting
The accompanying financial statements are presented on the accrual basis of accounting.

(b)	Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

(c)	Income Recognition
Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

(d)	Investment Valuation
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis.
Unsettled security transactions at year end are reflected in the financial statements as investment trades payable or receivable.

KANSAS CITY SOUTHERN 401(k) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2015 and 2014

(e)	Net Appreciation (Depreciation) in Fair Value of Investments
Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments. Brokerage fees are added to the acquisition costs of assets purchased and subtracted from the proceeds of assets sold.

(f)	Payment of Benefits
Benefit payments are recorded when paid.

(g)	New Accounting Pronouncements
In July 2015, the Financial Accounting Standards Board issued Accounting Standard Update (“ASU”) No. ASU 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contract, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient”. Only Part II of the ASU is applicable to the Plan which simplifies financial reporting requirements for benefit plans by eliminating or reducing certain investment disclosures. The new guidance is effective for fiscal years beginning after December 15, 2015, with early adoption permitted, and shall be applied retrospectively. The adoption of this guidance is not expected to have a material impact on the Plan’s financial statements.

(3)	Investments
The following investments represent 5% or more of the Plan's net assets:

	2015	2014
Kansas City Southern common stock, 276,244 and 336,116 shares, respectively	$20,629,974	$41,020,304
Fidelity Freedom K 2020, 707,575 and 687,835 shares, respectively	9,566,412	9,794,766
Fidelity Freedom K 2025, 625,945 and 557,007 shares, respectively	8,825,823	8,277,118
Fidelity Freedom K 2030, 408,179 and 345,281 shares, respectively	5,849,208	5,237,915
Fidelity Contrafund K, 60,740 and 64,343 shares, respectively	6,005,957	6,299,214
Vanguard Prime Money Market, 9,048,997 and 7,682,611 shares, respectively	9,048,997	7,682,611

KANSAS CITY SOUTHERN 401(k) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2015 and 2014

During 2015 and 2014, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2015	2014
Kansas City Southern common stock	$(14,218,775)	$(302,520)
Janus Capital Group common stock	(340,352)	812,196
Mutual funds:
Value	(696,108)	(40,946)
Blend	(46,438)	244,856
Growth	354,665	30,328
Balanced	(162,154)	(35,648)
International	(200,297)	(222,713)
Real Estate	(95,127)	276,368
Target Date	(2,554,812)	(1,718,881)
Bond Fund - Intermediate	(262,885)	(9,262)
Self-directed brokerage:
Common stock	(72,580)	—
Mutual funds	(5,217)	(905)
Total net investment depreciation	$(18,300,080)	$(967,127)

(4)	Fair Value Measurements
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Plan determines the fair values of its financial instruments based on the fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy is broken down into three levels based upon the observability of inputs. Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.
The following is a description of the valuation methodologies used for assets measured at fair value.
Common stocks: valued at the closing market prices reported on the active market on which the individual securities are traded.
Mutual funds: valued at quoted market prices, which represents the net asset value of the securities held in such funds.
Self-directed brokerage: valued at quoted market prices of the associated investment.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

KANSAS CITY SOUTHERN 401(k) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2015 and 2014

Plan assets measured at fair value as of December 31, 2015:

	Fair Value Measurements			Assets at Fair Value
	Level 1	Level 2	Level 3
Common stock of Kansas City Southern	$20,629,974	$—	$—	$20,629,974
Common stock of Janus Capital Group	2,596,366	—	—	2,596,366
Mutual funds:
Value	8,229,443	—	—	8,229,443
Blend	3,006,815	—	—	3,006,815
Growth	11,878,810	—	—	11,878,810
Balanced	1,440,272	—	—	1,440,272
International	3,515,662	—	—	3,515,662
Real Estate	1,787,085	—	—	1,787,085
Target Date	45,339,132	—	—	45,339,132
Money Market Fund	9,048,997	—	—	9,048,997
Bond Fund - Intermediate	4,472,744	—	—	4,472,744
Self-directed brokerage:
Common stock	287,850	—	—	287,850
Mutual funds	225,783	—	—	225,783
	$112,458,933	$—	$—	$112,458,933

Plan assets measured at fair value as of December 31, 2014:

	Fair Value Measurements			Assets at Fair Value
	Level 1	Level 2	Level 3
Common stock of Kansas City Southern	$41,020,304	$—	$—	$41,020,304
Common stock of Janus Capital Group	3,557,987	—	—	3,557,987
Mutual funds:
Value	9,482,717	—	—	9,482,717
Blend	2,540,375	—	—	2,540,375
Growth	11,783,650	—	—	11,783,650
Balanced	1,610,253	—	—	1,610,253
International	3,615,417	—	—	3,615,417
Real Estate	1,607,264	—	—	1,607,264
Target Date	43,576,565	—	—	43,576,565
Money Market Fund	7,682,611	—	—	7,682,611
Bond Fund - Intermediate	4,490,398	—	—	4,490,398
Self-directed brokerage:
Mutual funds	179,712	—	—	179,712
	$131,147,253	$—	$—	$131,147,253

KANSAS CITY SOUTHERN 401(k) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2015 and 2014

(5)	Risks and Uncertainties
The Plan provides for investments in various securities that, in general, are exposed to various risks, such as interest rates, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits.

(6)	Tax Status
The Plan received its latest favorable determination letter from the Internal Revenue Service, dated December 23, 2015, indicating that it is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from tax under Section 501(a) of the Code. The Plan administrator believes that the Plan is currently designated and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for tax years prior to 2012.

(7)	Related Party Transactions
Certain plan investments are shares of mutual funds managed by Fidelity Management Trust Company, the trustee of the Plan, and certain investments held in the Trust are shares of KCS common stock. These transactions are considered party-in-interest transactions. At December 31, 2015 and 2014, the fair value of Kansas City Southern common stock shares held in the Plan is $20,629,974 and $41,020,304, respectively.

(8)	Plan Termination
Although it has expressed no intention to do so, KCS has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, the participants shall receive amounts equal to their respective account balances.

Schedule 1
KANSAS CITY SOUTHERN
401(k) AND PROFIT SHARING PLAN
Schedule H, line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2015

Identity	Description	Fair Value
Common stock:
* Kansas City Southern common stock	276,244.171 shares, with a fair value of $74.67 per share	$20,629,974
Janus Capital Group common stock	184,230.284 shares, with a fair value of $14.09 per share	2,596,366

Mutual funds:
ABF Small Cap Value	96,659.288 shares, with a fair value of $22.46 per share	2,170,968
AF Europacific Growth	51,619.353 shares, with a fair value of $45.32 per share	2,339,389
AF Washington Mutual	106,500.393 shares, with a fair value of $38.45 per share	4,094,940
* Fidelity Freedom K 2010	181,581.174 shares, with a fair value of $12.34 per share	2,240,712
* Fidelity Freedom K 2015	207,430.679 shares, with a fair value of $12.80 per share	2,655,113
* Fidelity Freedom K 2020	707,574.817 shares, with a fair value of $13.52 per share	9,566,412
* Fidelity Freedom K 2025	625,944.890 shares, with a fair value of $14.10 per share	8,825,823
* Fidelity Freedom K 2030	408,179.219 shares, with a fair value of $14.33 per share	5,849,208
* Fidelity Freedom K 2035	360,884.609 shares, with a fair value of $14.76 per share	5,326,657
* Fidelity Freedom K 2040	290,677.815 shares, with a fair value of $14.79 per share	4,299,125
* Fidelity Freedom K 2045	200,409.105 shares, with a fair value of $15.21 per share	3,048,222
* Fidelity Freedom K 2050	81,191.902 shares, with a fair value of $15.33 per share	1,244,672
* Fidelity Freedom K 2055	13,646.014 shares, with a fair value of $11.35 per share	154,882
* Fidelity Freedom K 2060	3,607.031 shares, with a fair value of $9.87 per share	35,601
* Fidelity Freedom K Income	184,216.965 shares, with a fair value of $11.36 per share	2,092,705
* Fidelity Contrafund K	60,739.861 shares, with a fair value of $98.88 per share	6,005,957
Nuveen Real Estate	77,463.594 shares, with a fair value of $23.07 per share	1,787,085
Oakmark Equity and Income	50,412.044 shares, with a fair value of $28.57 per share	1,440,272
PIMCO Total Return Institutional	444,165.281 shares, with a fair value of $10.07 per share	4,472,744
Spartan 500 Index	41,877.649 shares, with a fair value of $71.80 per share	3,006,815
TRP Blue Chip Growth	64,733.981 shares, with a fair value of $72.38 per share	4,685,446
TRP Diversified Small Cap Growth	46,202.612 shares, with a fair value of $25.70 per share	1,187,407
Vanguard International Value	37,834.435 shares, with a fair value of $31.09 per share	1,176,273
Vanguard Selected Value	75,958.806 shares, with a fair value of $25.85 per share	1,963,535
Vanguard Prime Money Market	9,048,997.060 shares, with a fair value of $1.00 per share	9,048,997

Self-directed brokerage **	Various common stock and mutual funds	513,633
Total investments		$112,458,933
 _________

*	Party-in-interest.
** Certain investments in the self-directed brokerage account are shares of mutual funds managed by Fidelity Investments, which represents a party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Kansas City Southern 401(k) and Profit Sharing Plan

May 23, 2016	/s/ Lora S. Cheatum
Lora S. Cheatum
Senior Vice President Human Resources